PRESS RELEASE                            LIFE SCIENCES RESEARCH, INC.
                                         (OTCBB: LSRI)

                                         PO Box 2360
                                         Mettlers Road
                                         East Millstone, NJ 08875-2360

                                         For Further Information:
                                         Richard Michaelson
                                         Phone:   US: (732) 649-9961
                                         e-mail: LifeSciencesResearch@LSRinc.net


November 3, 2005

                       LSR ANNOUNCES THIRD QUARTER RESULTS


East Millstone, New Jersey, November 3, 2005 - Life Sciences Research, Inc. (OTCBB: LSRI) announced today that revenues for the quarter ended September 30, 2005 were $43.8 million, operating income was $5.7 million, or 13.0% of revenues, and EBITDA, excluding Other Expenses, was $8.1 million, or 18.5% of revenues.

Revenues for the quarter ended September 30, 2005 of $43.8 million were 7.1% above the revenues for the same period in the prior year of $40.9 million. Excluding the effect of exchange rate movements, the increase was 8.6%. Operating Income for the quarter ended September 30, 2005 was $5.7 million, or 13.0% of revenues, compared with $4.5 million, or 11.1% of revenues for the same period in the prior year. The Company reported net income for the quarter ended September 30, 2005 of $1.1 million, compared with net income of $1.8 million for the same period in the prior year. Net income per common share for the quarter ended September 30, 2005 was $0.09 compared with net income per common share of $0.15 for the same period in the prior year. Net income per fully diluted share was $0.08 for the quarter ended September 30, 2005 compared with net income per fully diluted share of $0.13 for the same period in the prior year.

The net income in the quarter ended September 30, 2005 included Other Expense of $1.8 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds of $0.6 million and finance arrangement fees of Alconbury, our landlord, of $1.2 million associated with FIN46R consolidation of their financing expenses. In the same period in the prior year, Other Expense of $0.1 million comprised a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. Excluding these Other Expense items and related tax effect, non-GAAP net income for the quarter ended September 30, 2005 was $3.2 million, or $0.22 per fully diluted share, compared with $1.9 million, or $0.13 per fully diluted share for the same period in the prior year.

Earnings before Interest, Taxes, Depreciation and Amortization and Other Income/(Expense) ("EBITDA") was $8.1 million for the quarter ended September 30, 2005, or 18.5% of revenues, compared with $7.0 million, or 17.0% of revenues, for the same period in the prior year.

Net days sales outstanding at September 30, 2005 were 21 (20 at September 30, 2004 and 4 at December 31, 2004) and capital expenditures totaled $5.1 million in the quarter ended September 30, 2005, compared with $2.4 million for the same period in the prior year. As a result net cash used totaled $3.3 million in the quarter ended September 30, 2005 compared with $5.7 million of net cash generated for the same period in the prior year.

Cash on hand at September 30, 2005 was $12.2 million compared with $33.3 million at December 31, 2004. Long-term debt was $29.6 million at September 30, 2005, compared with $89.7 million at December 31, 2004. This reduction was primarily due to the reclassification to short-term debt of the $46.2 million outstanding amount of Convertible Capital Bonds, which mature in September 2006; a net repayment of $10.7 million of our non-bank debt concurrently with completion of the sale and leaseback transaction; and exchange rate movements.

Net new business signings totaled $42.0 million for the quarter ended September 30, 2005. This represented a decrease of 7% from the same period in the prior year. At September 30, 2005, backlog (booked on work) amounted to approximately $115 million.

Revenues for the nine months ended September 30, 2005 of $132.0 million were 13.4% above revenues for the same period in the prior year of $116.4 million. Excluding the effect of exchange rate movements, the increase was 12.3%. Operating Income for the nine months ended September 30, 2005 was $16.3 million, or 12.3% of revenues, compared with $10.8 million, or 9.3% of revenues for the same period in the prior year. The Company reported net income for the nine months ended September 30, 2005 of $2.0 million, compared with $4.4 million for the same period in the prior year. Net income per common share for the nine months ended September 30, 2005 was $0.16 compared with $0.36 for the same period in the prior year.

The net income in the nine months ended September 30, 2005 included Other Expense of $5.2 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds of $3.8 million and finance arrangement fees of $1.4 million. In the same period in the prior year, Other Income of $0.6 million comprised a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds. The net income for the nine months ended September 30, 2005 also included $2.4 million of taxes associated with the sale and leaseback transaction announced on June 14, 2005. Excluding these Other Expense items and related tax effect, and the transaction related tax charges, non-GAAP net income for the nine months ended September 30, 2005 was $9.4 million or $0.65 per fully diluted share, compared with $3.9 million or $0.29 per fully diluted share for the same period in the prior year.

EBITDA in the nine months ended September 30, 2005 was $23.5 million or 17.8% of revenues, compared with $17.9 million, or 15.4% of revenues, for the same period in the prior year.

Capital expenditures in the nine months ended September 30, 2005 totaled $12.1 million compared with $7.0 million in the same period in the prior year. Net cash used in the nine months ended September 30, 2005 was $21.2 million compared with $3.3 million of net cash generated for the same period in the prior year.

Andrew Baker the Company's Chairman and CEO said, "These last few months have seen both exciting and frustrating developments in LSR's fortunes. In August, we announced the approval for listing on the New York Stock Exchange of LSR's common stock, only to be followed the morning of that scheduled listing with the unprecedented postponement by the Exchange. The NYSE's decision to postpone our trading, which continues today, has been met with condemnation by many organizations and the world's financial media, and provoked questions in the US Senate last week. The Senate's examination of the animal rights extremist campaign that has targeted our company and the world of medical research has resulted in their introduction of new legislation to address the challenge of controlling this form of domestic terrorism. This progress, along with the continuing commitment we've seen from the UK government and law enforcement, is welcomed not only by LSR, but by the medical research community and others who recognize that this issue is far broader than the symptoms that have affected our company and your stock".

Brian Cass, LSR's President and Managing Director said, "This progress in providing support for the whole research community is very promising and we are proud of the part we have been able to play in encouraging it. However, as a company, we remain focussed on pursuing our financial success. In this regard the steady growth in revenues has been maintained this quarter and we have increased our operating income by 25% over last year to come in at a new record level of 13% of revenues."

LSR will hold an investor conference call to discuss the quarter's results on Friday morning, November 4, 2005 at 9:00 a.m. Eastern Time. That call can be listened to by dialing (212) 547-0201; pass code 39138. We suggest calling five minutes prior to the scheduled call.

This announcement contains non-GAAP financial measures, including EBITDA and non-GAAP earnings per share which exclude, among other items, gains or losses associated with the non-cash foreign exchange remeasurement loss pertaining to the Company's Convertible Capital Bonds and one time charges. We exclude these items from the non-GAAP financial measures because they are outside our normal operations. We believe that the inclusion of non-GAAP financial measures in this announcement helps investors to gain a meaningful understanding of our core operating results and future prospects, and is consistent with how management measures and forecasts the Company's performance and debt service capabilities, especially when comparing such results to prior periods or forecasts. Non-GAAP results also allow investors to compare the Company's operations against the financial results of other companies in the industry who similarly provide non-GAAP results. The non-GAAP financial measures included in this announcement are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP. Reconciliations of the non-GAAP financial measures used in this announcement to the most directly comparable GAAP financial measures are set forth in the text of this announcement and other public filings, and can also be found on the Company's website at www.lsrinc.net.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2004, as filed with the US Securities and Exchange Commission.


                              - tables to follow -



                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited


                                                          Three months ended             Nine months ended
                                                             September 30                   September 30

(Dollars in thousands, except per share data)               2005            2004           2005            2004
Net revenues                                             $43,758         $40,855       $131,993        $116,406
Cost of revenues                                        (31,673)        (29,674)       (95,214)        (87,220)
                                                      -----------    ------------    -----------     -----------
Gross profit                                              12,085          11,181         36,779          29,186
Selling, general and administrative expenses             (6,410)         (6,659)       (20,496)        (18,345)
                                                      -----------    ------------    -----------     -----------
Operating income                                           5,675           4,522         16,283          10,841
Interest income                                               21              13             66              41
Interest expense                                         (2,138)         (1,689)        (5,855)         (4,858)
Other (expense)/income                                   (1,760)           (105)        (5,195)             625
                                                      -----------    ------------    -----------     -----------
Income before income taxes                                 1,798           2,741          5,299           6,649
Income tax expense                                         (649)           (945)        (3,288)         (2,261)
                                                      -----------    ------------    -----------     -----------
Net income                                                $1,149          $1,796         $2,011          $4,388
                                                      -----------    ------------    -----------     -----------
Income per common share
- Basic                                                    $0.09           $0.15          $0.16           $0.36
- Diluted                                                  $0.08           $0.13          $0.14           $0.33

Weighted average common shares outstanding
- Basic     (000's)                                       12,542          12,166         12,506          12,085
- Diluted  (000's)                                        14,601          13,914         14,521          13,369




                           Life Sciences Research Inc.
                                  Balance Sheet

(Dollars in thousands, except per share data)                      September 30, 2005   December 31,2004
                                                                       Unaudited                Audited

ASSETS
Current assets:
Cash and cash equivalents                                                 $12,161              $33,341
Accounts receivable, net of allowance of $338 and $259
in 2005 and 2004, respectively                                             29,581               27,841
Unbilled receivables                                                       12,531               11,516
Inventories                                                                 1,733                2,024
Prepaid expenses and other current assets                                   8,712                2,929
                                                                   -------------------  --------------------
Total current assets                                                       64,718               77,651

Property and equipment, net                                               107,709              109,999
Goodwill                                                                    1,032                  901
Unamortized capital bonds issue costs                                         117                  271
Deferred income taxes                                                       7,450               11,253
                                                                   -------------------  --------------------
Total assets                                                             $181,026             $200,075
                                                                   -------------------  --------------------

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                          $15,855              $13,547
Accrued payroll and other benefits                                          3,948                4,024
Accrued expenses and other liabilities                                     16,928               19,987
Short-term debt                                                            46,499                  719
Fees invoiced in advance                                                   31,850               37,574
                                                                   -------------------  --------------------
Total current liabilities                                                 115,080               75,851

Long-term debt                                                             29,643               89,685
Pension liabilities                                                        33,760               36,603
                                                                   -------------------  --------------------
Total liabilities                                                         178,483              202,139
                                                                   -------------------  --------------------
Commitments and contingencies
Stockholders' equity/(deficit)
Preferred Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding : None                                                   -                    -
Non-Voting Common Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding: None                                                    -                    -
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at September 30, 2005:  12,548,251
(December 31, 2004: 12,441,281)                                              $125                 $125
Paid in capital                                                            75,841               75,671
Less: Promissory notes for the issuance of common stocks                     (238)                (697)
Accumulated comprehensive loss                                            (32,757)             (34,724)
Accumulated deficit                                                       (40,428)             (42,439)
                                                                   -------------------  --------------------
Total stockholders' equity/(deficit)                                        2,543               (2,064)
                                                                   -------------------  --------------------
Total liabilities and stockholders' equity/(deficit)                     $181,026             $200,075
                                                                   -------------------  --------------------

